NOTICE OF AVAILABILITY OF MODERN SLAVERY ACT REPORT
Aya Gold & Silver Inc. (“Aya” or the “Corporation”) hereby informs you of the availability of its report prepared in accordance with the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Act”) for the 2025 financial year (the “Modern Slavery Report”). This notification is provided to you in accordance with Section 13(2) of the Act which requires the Corporation, as an entity incorporated under the Canada Business Corporations Act, to deliver the Modern Slavery Report to its shareholders along with its annual financial statements for the financial year ended December 31, 2025 (the “Financial Statements”), which are made available to you to through Notice-and-Access.
Please refer to the Corporation’s Notice of Meeting and Notice of Availability of Proxy Materials for more information on how to access the Financial Statements.

How to Access the Modern Slavery Act Report
The Modern Slavery Report is available on Aya’s website at https://ayagoldsilver.com/sustainability/reporting/ and on SEDAR+ at www.sedarplus.ca under the Corporation’s profile.